February 28, 2011
Ms. Cecilia D. Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, DC 20549-7010
USA

Re:	Medtronic, Inc. Form 10-K for the Fiscal Year Ended April 30, 2010 Filed June 29, 2010 File No. 1-07707
Dear Ms. Blye:
Please find below Medtronic, Inc.’s responses to your comments as noted in your letter to Medtronic, Inc. (“Medtronic” or the “Company”) dated January 19, 2011. We refer to our telephone conversations with Pradip Bhaumik, Special Counsel, pursuant to which Medtronic requested and received an extension to submit responses on or before February 28, 2011.
1.	It appears from your website that your subsidiary, Medtronic Mediterranean SAL, operates in Iran, Sudan, and Syria, and that your products are available in two clinics in Iran. We note October 2009 public information indicating that you operate in Latin America, a region that can be understood to include Cuba. We note also your reference to donations to Cuba, in your letter to us dated September 14, 2006. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and assets or export controls. Please describe to us your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, distributors, or other direct or indirect arrangements, since your letter to us dated September 14, 2006. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.
Medtronic Response to Comment 1:
A description of Medtronic’s operations involving Iran, Sudan, Syria and Cuba is provided below.

February 28, 2011

As background, the foreign-incorporated subsidiaries of the Company that have engaged in business dealings pertinent to your Office’s inquiry regarding Iran, Sudan and Syria are (1) Medtronic Trading NL B.V. (“Medtronic Trading”) a wholly-owned, indirect subsidiary of Medtronic incorporated in The Netherlands1 and (2) Medtronic Mediterranean SAL (“Medtronic Mediterranean”), a subsidiary of Medtronic incorporated in Lebanon, which operates a small office in Beirut to provide support services to Medtronic Trading. Medtronic Trading’s European Operation Center (“EOC”) is the major distribution and inventory management center for most of the Company’s sales in Europe, the Middle East, and Africa. Since January 1, 2003, the EOC has been located in Heerlen, The Netherlands.
Please note that the Company and its foreign affiliates supply any humanitarian products to parties in U.S.-sanctioned markets in full compliance with applicable U.S. and local laws. For several years, the Company has had in place an Export Management Program that helps ensure the Company’s compliance with sanctions constraints administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”).
Operations in Iran
Medtronic Trading sells a broad range of medical devices and surgical tools, namely products from Medtronic’s Cardiac Rhythm Disease Management (CRDM), Spinal, CardioVascular, Physio-Control, Neuromodulation, Surgical Technologies, and Diabetes businesses to three distributors of those products in Iran. We understand the distributors then sell our products to hospitals in Iran. Medtronic Trading also sells medical devices and surgical tools from certain of these businesses to the purchasing body for the Iranian Ministry of Health and one other direct purchaser in Iran for use in hospitals in that country. Sales to the three distributors, the Iranian Ministry of Health and the other purchaser in Iran in Medtronic’s fiscal year ended April 30, 2010 were approximately $28.43 million.
Our marketing and support activities and dealings with the government in Iran are described below under “Marketing and Support Activities in Iran, Sudan and Syria.”
Operations in Sudan
Medtronic Trading sells a limited number of medical devices and surgical tools, namely products from its CRDM, CardioVascular, Diabetes, and Surgical Technologies businesses to two distributors in Sudan. We understand the distributors then sell our devices to Sudanese hospitals. Sales to such distributors in Medtronic’s fiscal year ended April 30, 2010 were approximately $670,000.
Our marketing and support activities and dealings with the government in Sudan are described below under “Marketing and Support Activities in Iran, Sudan and Syria.”

[1]	Medtronic Trading NL B.V., a wholly-owned subsidiary of Medtronic B.V. (a wholly-owned subsidiary of Medtronic, incorporated in The Netherlands), was established in late October 2005 as a result of an internal corporate reorganization. Prior to late October 2005, Medtronic B.V. was the party that engaged in certain limited business dealings pertinent to your Office’s inquiry.

February 28, 2011

Operations in Syria
Medtronic Trading sells medical devices, namely products from its CRDM, CardioVascular, Cardiac Surgery, Neuromodulation, Spinal, Diabetes, and Surgical Technologies businesses, to four distributors in Syria. We understand these distributors then sell our products to hospitals in Syria. Sales to such distributors in Medtronic’s fiscal year ended April 30, 2010 were approximately $950,000.
Our marketing and support activities and dealings with the government in Syria are described below under “Marketing and Support Activities in Iran, Sudan and Syria.”
Marketing and Support Activities in Iran, Sudan and Syria
Medtronic’s marketing and support activities involving Iran, Sudan and Syria are coordinated through Medtronic Mediterranean. The activities include limited contact by local, non-U.S. employees of that office with distributors in those countries related to processing of orders received at that office. Sales of Medtronic products to the distributors in Iran, Syria and Sudan are concluded and shipped through EOC. To our knowledge and except as mentioned above, we have no dealings with the governments of those countries, or with entities controlled by or affiliated with those governments.
Operations, Marketing and Support Activities in Cuba
Medtronic is not aware of any revenue from sales into Cuba by the Company or its representatives. On January 8, 2010, Medtronic obtained license number D428269, from BIS (the “D428269 License”) authorizing the sale of Medtronic implantable cardiac devices and other products described in the D428269 License to MediCuba, the government-owned distributor of medical products in Cuba. The D428269 License is valid through January 31, 2012, but as of the date of this response letter, Medtronic has not effectuated any sales under the D428269 License. Medtronic anticipates the future supply of the approved products to MediCuba pursuant to the D428269 License.
One employee from Medtronic and another from Medtronic Puerto Rico Operations Co., Medtronic’s wholly-owned subsidiary that operates in Latin America, traveled to Cuba in October 2009, as permitted under a license issued to Medtronic by OFAC.
To our knowledge and except as mentioned above, Medtronic has no dealings with the government of Cuba, or with entities controlled by or affiliated with the government of Cuba.
2.	Please discuss the materiality of your operations in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors

February 28, 2011

that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.
Medtronic Response to Comment 2:
Based on an assessment of both quantitative and qualitative factors, Medtronic believes that our operations in Iran, Sudan, Syria and/or Cuba are not material to Medtronic and do not constitute a material investment risk to our security holders. In assessing materiality of such operations, we considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in Medtronic securities, including the potential impact on Medtronic’s reputation and share value.
We refer the Staff to our response to comment No. 1 for a description of the Company’s sales in each named country in fiscal year 2010. In aggregate, Medtronic’s total sales in Iran, Sudan, Syria and Cuba were approximately $30.05 million, which is approximately 0.20% of Medtronic’s total sales in fiscal year 2010 of $15.8 billion. Therefore, Medtronic respectfully advises the Staff that our operations or contacts in those countries, individually or in the aggregate, are quantitatively immaterial to our security holders, our business, or our financial condition and results of operations.
In addition, qualitative factors do not render our operations in Syria, Iran, Sudan and Cuba material. As stated above, we understand that our limited humanitarian business in these markets is conducted in full compliance with applicable U.S. and local laws. We believe the various products we sell in these countries are strictly used for medical purposes and do not have an alternative use. In light of the humanitarian nature of our products and the patient community that benefits from our products, we do not believe that these operations have materially affected our reputation or share value or that they constitute a material investment risk to our security holders.
Medtronic is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on Medtronic’s reputation or share value. Medtronic will continue to monitor the status of this legislation, as well as legislation proposed, but not yet enacted by such governments or organizations, and whether it may have any material impact on Medtronic and our security holders.

February 28, 2011

Pursuant to your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact me at (763) 505-2758.

Sincerely,

/s/ Keyna P. Skeffington

Keyna P. Skeffington
Vice President, Deputy General Counsel and Assistant Secretary
Medtronic, Inc.
MS LC300
World Headquarters
710 Medtronic Parkway NE
Minneapolis, MN 55432-5604

Phone: (763) 505-2758
Fax: (763) 514-4879
Email:	keyna.skeffington@medtronic.com

cc :	Amanda Rivitz, Assistant Director, Division of Corporate Finance
Pradip Bhaumik, Special Counsel